Embedded video:



Thuy-My (Anne) Le, the CEO of the Issuer, and Sandy Tran, presents the philosophy and the vision for The Collective HTX, LLC. The two partners provide a high level overview of their partnership and existing businesses as well as the Issuer's business plan. The video also shows the building space, including Tout Suite, another business owned and operated by the two partners.

Embedded video:



The video shows a 3-dimensional flythrough animation of the anticipated layout of the Issuer's business.